EXHIBIT 99.1
JANUARY 30, 2017
NEWS FOR IMMEDIATE RELEASE
CONTACT: ALTON B. LEWIS, CEO AND ERIC J. DOSCH, CFO
985.375.0350 / 985.375.0308

FIRST GUARANTY BANCSHARES, INC. AGREES TO ACQUIRE PREMIER BANCSHARES, INC.
HAMMOND, LA, January 30, 2017 – In an effort to expand their footprint and bring their branded banking to the state of Texas, First Guaranty Bancshares, Inc. (NASDAQ: FGBI) ("First Guaranty"), a Louisiana corporation, announced today that it has entered into a definitive agreement and plan of merger ("Agreement") to acquire Premier Bancshares, Inc. ("Premier"), a Texas corporation, and its wholly owned subsidiary Synergy Bank S.S.B., ("Synergy Bank").  According to the terms of the agreement, First Guaranty will acquire all of the outstanding common stock of Premier in a transaction valued at approximately $21 million.
The acquisition will put First Guaranty into a high growth market that provides an opportunity for First Guaranty to accelerate its loan and product growth.  Synergy Bank's expertise in Small Business Administration (SBA) lending will be used to complement and expand First Guaranty's current lending efforts. First Guaranty looks to bring its extensive product platform and focus on community banking to the large Dallas/Fort Worth area market.
"First Guaranty continues to move forward.  This expansion into the Dallas/Fort Worth area market is the natural progression down I-20 from our growing Northwest Louisiana market presence.  The merger with Premier and its subsidiary Bank, Synergy Bank, gives double significant benefit to First Guaranty.  While establishing us in this strong and rapidly growing market, it also allows us to tap into the Small Business Administration (SBA) expertise of Synergy which will allow us to expand those loan products throughout the entire First Guaranty system.  We will be able to provide new service to our existing markets.  The combined positive impact on First Guaranty should be tremendous. This combination was made possible by the strong leadership of Joe Williams, Chairman of Premier, the Board of Directors, and the management team," said Alton Lewis, President and Chief Executive Officer of First Guaranty.
Under the terms of the agreement, First Guaranty will acquire Premier for an aggregate purchase price of approximately $21 million.  The aggregate purchase price is based on Premier's book value as of its audited December 31, 2016 balance sheet.  The aggregate consideration mix paid to stockholders of Premier will be 50% First Guaranty stock and 50% in cash.  The per share cash consideration will be based upon the aggregate purchase price divided by the number of shares of Premier common stock outstanding. The per share exchange ratio for the stock portion of the merger consideration will be based upon the aggregate purchase price and the average closing price of First Guaranty's common stock for the 20 trading days prior to the fifth business day immediately before closing. Completion of this transaction is expected either in late second quarter or early third quarter of 2017 and is subject to certain closing conditions, including Premier stockholder approval and customary regulatory approvals.  After closing, Premier and its subsidiary Synergy Bank will fully merge into First Guaranty.
ABOUT FIRST GUARANTY BANCSHARES, INC.
First Guaranty Bancshares, Inc. is the holding company for First Guaranty Bank, a Louisiana state-chartered bank.  Founded in 1934, First Guaranty Bank offers a wide range of financial services and focuses on building client relationships and providing exceptional customer service.  First Guaranty Bank currently operates twenty-one branches in Louisiana; soon to be twenty-two as a new branch is being constructed in Bossier City.  The Company's common stock trades on the NASDAQ under the symbol FGBI.
First Guaranty Bancshares, Inc. Financial Highlights (as of September 30, 2016)
Assets: $1.4 billion
Loans: $911 million
Deposits: $1.3 billion
Equity: $129.1 million
For additional information, visit First Guaranty Bank's website at www.fgb.net.
ABOUT PREMIER BANCSHARES, INC.
Premier Bancshares, Inc. is the holding company for Synergy Bank S.S.B., a Texas state-chartered savings bank.  Synergy Bank offers a wide range of financial services and operates five branches in Texas, one in McKinney, Garland, Denton, Fort Worth, and Waco.
Premier Bancshares, Inc. Financial Highlights (as of September 30, 2016)
Assets: $153 million
Loans: $111 million
Deposits: $131 million
Equity: $19.8 million
For additional information, visit Synergy Bank's website at www.synergybank.com.

FORWARD LOOKING STATEMENTS
This Press Release contains forward‐looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward‐looking statements include, but are not limited to, statements about (i) the benefits of the merger, including future financial and operating results and cost savings that may be realized from the merger; (ii) First Guaranty's and Premier's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning.  These forward-looking statements are based upon the current beliefs and expectations of the management of First Guaranty and Premier and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward‐looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ materially from the anticipated results discussed in these forward‐looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward‐looking statements: (1) the businesses of First Guaranty and Premier may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected;  (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Premier may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with adverse changes in asset quality and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in First Guaranty's and Premier's markets; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.  Additional factors that could cause actual results to differ materially from those expressed in the forward‐looking statements are discussed in First Guaranty's reports (such as the Annual Report on Form 10‐K, Quarterly Reports on Form 10‐Q and Current Reports on Form 8‐K) filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).  All subsequent written and oral forward‐looking statements concerning the proposed transaction or other matters attributable to First Guaranty or Premier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Except as required by law, First Guaranty and Premier do not undertake any obligation to update any forward‐looking statement to reflect circumstances or events that occur after the date the forward‐looking statement is made.
Additional Information and Where to Find It
This communication is being made in respect of the proposed merger transaction involving First Guaranty and Premier. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
The proposed merger will be submitted to Premier stockholders for their consideration. In connection with the proposed transaction, First Guaranty intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Premier and a prospectus of First Guaranty, and First Guaranty and Premier will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Premier are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.
Premier and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Premier in connection with the proposed merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. The documents filed by First Guaranty with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed by First Guaranty may be obtained free of charge at its website at www.fgb.net or by contacting First Guaranty, Inc., 400 East Thomas Street, Hammond, Louisiana, Attention: Eric J. Dosch, Chief Financial Officer, telephone (985) 375-0308.